15025939

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67837

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. Streicher Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 BROADWAY
(No. and Street)

NEW YORK (City) NEW YORK (State) 10006 (Zip Code)

JEFFREY K GALVANI 212-257-5591
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTENBERG MERIL SOLOMON BERTIGER & GUTTILLA, PC
(Name – *if individual, state last, first, middle name*)

369 LEXINGTON AVENUE, 25TH FLOOR (Address) NEW YORK (City) NEW YORK (State) 10006 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey K. Galvani, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. Streicher Capital LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer
Title

Notary Public

DWIGHT A DUNDAS
Notary Public - State of New York
NO. 01DU6313341
Qualified in Kings County
My Commission Expires Oct 20, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. Streicher Capital LLC

Index
December 31, 2014

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
J. Streicher Capital, LLC

We have audited the accompanying financial statement of J. Streicher Capital, LLC (the "Company"), which comprises the statement of financial condition as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company's management is responsible for the financial statement. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
New York, New York
March 27, 2015

J. Streicher Capital LLC

Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	79,010
Fees receivable		37,500
Due from member		2,498
Due from related party		3,700
Due from employees		50,500
Prepaid expenses		4,903
Fixed assets, net		8,840
Total assets	$	186,951
Liabilities and Members' Equity		
Liabilities		
Due to related party	$	15,602
Accounts payable and accrued expenses		30,227
Total liabilities		45,829
Members' equity		141,122
Total liabilities and members' equity	$	186,951

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

J. Streicher Capital LLC (the "Company"), is a limited liability company and was formed under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is authorized to engage in the distribution of debt and equity securities of corporations and other entities, through the private placement of such securities to accredited investors and institutions. It is also authorized to provide merger and acquisitions services.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Investment Valuation
The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

2. Summary of Significant Accounting Policies (continued)

Investment Valuation (continued)
The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by management in accordance with US GAAP. The resulting unrealized gains and losses are reflected in the statement of operations. Realized gains and losses from securities transactions are determined on the basis of identified cost.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. The Company provides for depreciation over an estimated useful life of three years using the straight line method.

Revenue Recognition
Consulting fees include fees earned as a marketing and solicitation agent for private placements. These fees are recognized when earned in accordance with the terms of their respective agreements.

Private placement retainer fees are recognized when earned in accordance with the terms of their respective agreements.

Private placement success fees derived from the placement of securities are earned when the placement is completed and the income is reasonably determinable.

Income Taxes
The Company is a limited liability corporation that has elected to be taxed as a partnership. As such, the Company is not liable for federal or state income taxes. The taxable income or loss is allocated to the members. However, the Company is subject to a 4% New York City Unincorporated Business Tax ("UBT").

The Company accounts for income taxes in accordance with accounting guidance now codified as FASB ASC 740, "Income Taxes," which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)
At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Company's federal, state and New York City income tax returns are generally open for examination for years subsequent to 2011.

Subsequent Events
The Company has evaluated subsequent events through March 27, 2015, the date the financial statements were available to be issued.

3. Concentration of Credit Risks

Cash
The Company maintains its cash in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company is therefore subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Revenue
During the year ended December 31, 2014, three customers accounted for $257,920 or 59% of the Company's income. As of December 31, 2014, there were no uncollected revenues from these customers.

4. Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. The Company holds warrants in privately-held companies which are Level 3 securities. As of December 31, 2014, the warrants were deemed worthless and valued at zero based upon a review of the valuations of the underlying securities.

There were no transfers into and out of each level of the fair value hierarchy during the year ended December 31, 2014.

All transfers are recognized by the Company at the end of each reporting period.

5. Due from Employees

Due from employees represent commission advances that will be offset against future commissions earned by the respective employees.

6. Fixed Assets, net

Fixed assets, net at December 31, 2014 consists of:

Computer equipment	$ 11,787
Less: Accumulated depreciation	(2,947)
	$ 8,840

Depreciation expense for the year ended December 31, 2014 amounted to $2,947.

7. Transactions with Related Parties

The Company maintains an expense sharing agreement with one of its members for its share of occupancy expenses. For the year ended December 31, 2014, occupancy expenses amounted to $26,759.

The Company paid expenses on behalf of one of their members, Prive Markets, LLC. As of December 31, 2014, $2,498 was still outstanding and included in due from member in the statement of financial condition.

During 2014, the Company paid an expense on behalf of J. Streicher Asset Management LLC, a related party through common ownership, in the amount of $3,700 which was still outstanding as of December 31, 2014 and is included in due from related party in the statement of financial condition.

As of December 31, 2014, the Company owes J. Streicher & Co., L.L.C., a related party through common ownership, $15,602 for expenses paid on behalf of the Company.

The members of the Company have committed to fully fund the Company, now and in the future, and to deposit additional funds should it become necessary for the Company to remain in net capital compliance.

8. Income Taxes

No provision has been provided for UBT for the year ended December 31, 2014 as the Company incurred a taxable loss.

At December 31, 2014, the Company had available approximately $167,000 of net operating loss carry forwards which expire in the years 2033 through 2034.

The significant components of the Company's deferred tax assets and liabilities are as follows at December 31, 2014:

Net operating loss carryforward	$ 6,700
Accounts payable and accrued expenses	1,200
Fees receivable	(1,500)
	6,400
Valuation allowance	(6,400)
Net deferred tax assets	$ -

Due to the uncertainty of its realization, a full valuation allowance has been established for the deferred tax assets.

9. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $33,181 which exceeded the required net capital of $5,000 by $28,181. The Company's ratio of aggregate indebtedness to net capital was 1.38 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

10. Regulatory Matters

The Company filed a financial notification on March 19, 2015 for failure to prepare and maintain current books and records. The Company remediated their issue as of March 27, 2015.